United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: CVS Health Corporation

Name of persons relying on exemption: Trillium Asset Management, LLC

Address of persons relying on exemption:

Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Trillium Asset Management is writing to urge CVS Health’s shareholders to VOTE FOR ITEM 5 (paid sick leave for all employees) at the company’s 2023 AGM.1 The resolution was filed by Trillium on behalf of Trillium ESG Global Equity Fund and co-filed by the John Hancock ESG Large Cap Core Fund, First Affirmative Financial Network LLC on behalf of Waterglass LLC; Schroder Investment Management (Europe) SA on behalf of Schroder International Selection Fund; Benedictine Sisters of Mount Saint Scholastica; Benedictine Sisters of Virginia; Bailard, Inc. on behalf of Chris Latimer; and Benedictine Sisters of Boerne, Texas. The resolved clause states:

Resolved: Shareholders of CVS ask the company to adopt and publicly disclose a policy that all employees, part- and full-time, accrue some amount of PSL that can be used after working at CVS for a reasonable probationary period. This policy should not expire after a set time or depend upon the existence of a global pandemic.

For the following reasons, we believe CVS should implement paid sick leave for all of its workers:

•	Access to paid sick leave (PSL) for all workers is critical to prevent the spread of disease and to keep workers and customers safe

•	A lack of PSL can contribute to racial, gender, and economic injustice

•	PSL decreases turnover and increases productivity, leading to cost savings

•	CVS could face reputational risk and regulatory pressure as a health company without PSL for all employees

ACCESS TO PAID SICK LEAVE (PSL) FOR ALL WORKERS IS CRITICAL TO PREVENT THE SPREAD OF DISEASE AND TO KEEP WORKERS AND CUSTOMERS SAFE

In the US, the temporary PSL implemented in response to the COVID-19 pandemic demonstrated how PSL can limit the spread of disease and resulted in an estimated 50% reduction in the number of new COVID-19 cases per day.2 While the pandemic demonstrated the effectiveness of PSL, we believe the need for PSL exists outside the global pandemic.

A PSL policy allows employees to not have to choose between wages and their health. Supporting workers and enabling them to stay home during infectious periods of a cold or flu can enhance worker, customer, and community safety. CVS is a health store that many people rely on for essential medication and products, and as such, the stores are likely to see a higher number of older, immunocompromised, and vulnerable people. While the Company’s opposition statement touts the benefits available to part-time employees including financial resources, career resources, and certain well-being resources such as gym discounts, we believe the public health benefits of paid sick leave cannot be replaced by these actions.

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urge shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

2 https://covid19-sciencetable.ca/sciencebrief/benefits-of-paid-sick-leave-during-the-covid-19-pandemic/

CVS DOES NOT PROVIDE PSL FOR PART-TIME EMPLOYEES

After more than 1,700 employees petitioned the Company, CVS announced in March 2020 that full-time employees have always had access to PSL and extended a meager 24 hours of PSL to part-time employees for the duration of the COVID-19 pandemic.3 This allowance for part-time employees PSL was subsequently cut to zero at the height of the Omicron wave.4

A LACK OF PSL CONTRIBUTES TO RACIAL, GENDER, AND ECONOMIC INJUSTICE

In its opposition statement, the Company contends the proposal is “narrowly focused” on paid sick leave. Yet, paid sick leave is relevant to a wide range of issues of concern to the company and its investors - not only employee and public health, but also racial, gender, and economic justice.

As the global pandemic highlighted, access to paid sick leave (PSL) is critical to prevent the spread of disease as well as to keep workers and customers safe. Despite this, over three quarters of the lowest earning 10% of Americans do not have access to PSL.5

Furthermore, across the economy nearly half of all Black workers and 36% of Latino workers reported having no paid time away from work of any kind.6 During the pandemic, essential and frontline workers experienced disproportionately higher rates of illness, and low-wage Black, Latino, and Native American frontline workers experienced higher rates of infection and mortality.7 These statistics highlight that PSL is not just a public safety measure, but a matter of equity and racial justice in the United States.

PSL is also a matter of gender justice. Two thirds of all family caregivers are female and frequently face difficult decisions surrounding losing out on critical wages or taking care of themselves or loved ones to prevent further illness. This makes PSL a critical support for working mothers and caregivers.8 CVS has very high representation of women in its workforce, at over 70% in 2021.9

There are currently no federal legal requirements for paid sick leave in the US, leaving the onus on companies to implement these programs.

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3 https://cvshealth.com/news-and-insights/press-releases/cvs-health-to-provide-bonuses-add-benefits-and-hire-50000-in; https://www.businessinsider.com/coronavirus-cvs-updates-policies-after-workers-petition-for-sick-leave-2020-3

4 https://www.reuters.com/business/healthcare-pharmaceuticals/walgreens-cvs-cut-paid-sick-leave-workers-line-with-cdc-guidance-2022-01-11/

5 https://www.wsj.com/articles/companies-expand-paid-sick-time-leave-11632413861

6 https://www.bls.gov/news.release/leave.t01.htm

7 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7685333/

8 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/working-women-need-paid-sick-days.pdf

9 CVS 2021 10K, p 16 https://s2.q4cdn.com/447711729/files/doc_financials/2021/ar/CVS2021_Annual-Report.pdf

PSL DECREASES TURNOVER AND INCREASES PRODUCTIVITY, LEADING TO COST SAVING

PSL is not only the right thing to do for employees, it is also the prudent thing to do. Though the Company’s opposition statement contends that the Proposal will limit its flexibility in how it provides “competitive benefit packages to attract and retain employees;” as well as “attractive returns to [its] stockholders,” as the Proposal notes, research finds PSL both increases productivity10 and reduces turnover, which in turn reduces costs associated with hiring.11 Further, the Proposal offers management significant discretion for how to implement the policy requested by the Proposal, including how much paid sick leave an employee should accrue, as well as the duration of the probationary period required before an employee can use the leave.

Businesses that have implemented PSL have seen cost savings from:

o	increased workplace stability – replacing workers costs an average of 20% of an employee’s annual compensation.[12] An absence of PSL may negatively impact worker sentiment and lead to a high turnover rate. In its most recent 10-K, CVS peer Rite Aid cited “continued shortages of pharmacists, pharmacy technicians, and other employee turnover” as a potential risk factor.[13] Comprehensive benefits that include paid sick leave for all workers could help CVS compete for retail workers during the “Great Resignation.”

o	increased productivity – a phenomenon known as “presenteeism” is avoided through paid sick leave. Presenteeism is the lost productivity from employees not being fully present or functional at work.[14] This costs the US economy an estimated $234 billion annually (adjusted for inflation as of October 2020), which is higher than the cost of absenteeism. These costs are due to lowered productivity and increased mistakes.[15]

Furthermore, the vast majority of companies that have implemented this policy have seen no impact on their bottom line at minimum or in some cases, have even experienced growth.16

Beyond company financials, there are significant benefits to society. PSL leads to lower health care costs for employees – people without access to PSL are far more likely to seek emergency room care and must deal with higher medical costs for themselves and dependents. Employees in the US without PSL are two times more likely to need to visit the emergency room as they cannot take time off work to seek preventative care.17 The workers at CVS with the lowest annual income are those most likely to incur higher medical costs.18 This is a problem that can be addressed with a PSL policy for all employees.

CVS COULD FACE REPUTATIONAL RISK AND REGULATORY PRESSURE AS A HEALTH COMPANY WITHOUT PSL FOR ALL EMPLOYEES

Proactively establishing PSL for all employees would help prepare CVS for potential regulation. 35 jurisdictions, including 14 states, have adopted PSL laws since 2006.19

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10 https://voxeu.org/article/pros-and-cons-sick-pay

11 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5649342/

12 https://www.americanprogress.org/article/there-are-significant-business-costs-to-replacing-employees/

13 Rite Aid 10-K, p 3 https://s27.q4cdn.com/633053956/files/doc_financials/2022/ar/d3b229ff-5147-4849-bfe1-13cec0816db9.pdf

14 https://www.investopedia.com/terms/p/presenteeism.asp#:~:text=Presenteeism%20refers%20to%20the%20lost,make%20mistakes%20on%20the%20job.

15 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/paid-sick-days-good-for-business-and-workers.pdf

16 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/paid-sick-days-good-for-business-and-workers.pdf

17 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/paid-sick-days-good-for-business-and-workers.pdf

18 https://pubmed.ncbi.nlm.nih.gov/29528789/

19 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/current-paid-sick-days-laws.pdf

Although CVS’s board maintains in its opposition statement that its existing benefits are competitive, we believe implementing PSL for all employees exclusively during a pandemic is an inefficient, reactionary approach. Illness does not exclusively occur during these times. CVS touts its benefits, including PSL, for fulltime employees. However, almost one third of all employees are part-time20 and therefore ineligible for that benefit.

Further, not providing permanent PSL to a significant portion of the workforce facilitates the spread of illness and disease, including future pandemics,21 and could pose reputational risk, particularly for a brand associated with healthcare. The Company has already faced reputational damage in its handling of the COVID-19 crisis, after an employee petition circulated stating, "CVS pharmacies do not have adequate supply of hand sanitizers OR alcohol for their own employees to use…There is no way technicians can wash their hands after every transaction. Yet, we use our same dirty hands to fill patient's prescriptions…We are afraid to call out of work in fear there will be retaliation: being fired and/or being written up "22 Therefore, we believe it is in the best interest of both the Company and its investors to mitigate further reputational risk and implement paid sick leave for all of its workers.

Given the potential for both employee and public health benefits and company cost savings, as well as the risk of reputational damage, we urge fellow shareholders to vote FOR Item 5.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

This is NOT a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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20 CVS 2022 10K, p 14 https://investors.cvshealth.com/investors/financial-information/annual-reports-archive/default.aspx

21 Paid sick leave is estimated to reduce influenza spread by at least 11%. https://onlinelibrary.wiley.com/doi/10.1002/pam.22284#:%7E:text=We%20find%20clear%20evidence%20that,average%20in%20the%20first%20year.

22 https://www.businessinsider.com/coronavirus-cvs-updates-policies-after-workers-petition-for-sick-leave-2020-3